XpresSpa Group, Inc.

780 Third Avenue, 12th Floor

New York, New York 10017

July 26, 2019

VIA EDGAR

Mr. Paul Fischer

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	XpresSpa Group, Inc. Registration Statement on Form S-3

Filed July 23, 2019

File No. 333-232764

Dear Mr. Fischer:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, XpresSpa Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Tuesday, July 30, 2019, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Daniel A. Bagliebter, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6856.

Thank you very much.

Very truly yours,

XpresSpa Group, Inc.

/s/ Douglas Satzman
By: Douglas Satzman
Title: Chief Executive Officer